Filed by Jacobs Engineering Group Inc.
pursuant to Rule 425 under the Securities
Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: CH2M Hill Companies, Ltd.
Commission File No.: 000-27261

August 2, 2017

Good morning,

Today we announced an agreement to acquire CH2M to create a premier $15 billion global solutions provider. This transaction marks a major milestone for our company and our industry as we unite two leading, innovative companies with complementary capabilities, cultures and relationships to set a new benchmark for client service and increase Jacobs’ reach and presence around the world.

At Jacobs, people are at the heart of the business, and at its foundation, this combination is fundamentally about people. Both companies have talented, engaged teams centered on similar values that emphasize safety, integrity, sustainability and profitable growth. By bringing these teams together and leveraging the strengths of both organizations, we expect to bring more solutions to our clients, give more opportunity to our employees, and position Jacobs for even greater levels of success well into the future.

The acquisition of CH2M addresses many aspects within our strategy. It provides Jacobs with a leading position and new expertise in targeted high margin, high growth infrastructure and government services sectors, including water, transportation, environmental and nuclear. For example, following the close of the transaction, Jacobs will be a leading water design firm, a leader in transportation, have among the broadest and deepest environmental capabilities in the industry, and achieve our objective of being a Tier 1 service provider to the global nuclear industry. Applying CH2M’s advanced design, technical and program management expertise in these areas across Jacobs’ strong global platform and deep and long-standing relationships will enable us to deliver more solutions to more clients in both the government and private sector. I am truly excited about the road ahead.

While today’s announcement is significant, it is important to remember that it is just the first step towards completing the transaction. Jacobs and CH2M must continue to operate as separate companies until the transaction closes, which is expected to occur in Jacobs’ fiscal 2018 first quarter ending in December 2017. As always, we must remain focused on our day-to-day responsibilities and serving our clients, with an emphasis on safety and delivering sustainable solutions.

Over the coming weeks, Jacobs and CH2M leadership will have more detailed discussions about how best to combine our two great companies in a way that builds on our collective successes and enables us to create a stronger organization moving forward.

As part of this effort, Jacobs has formed an Integration Management Office (IMO) to oversee a comprehensive, focused and disciplined integration process. The IMO will be jointly led by senior executives from both companies on a dedicated, full-time basis. Gary Mandel, currently P&C President, will lead the integration for Jacobs, reporting to me and working closely with an integration steering committee made up of senior executives from both companies. Gary has previous leadership experience in Building, Infrastructure and Government Services and was executive vice president of Aker Solutions’ Process and Construction business when Jacobs acquired the company six years ago. Vinayak Pai will serve as interim P&C President in Gary’s stead. Gary will be joined by Lisa Glatch, Executive Vice President for Growth and Sales at CH2M, who will lead integration for CH2M.

I have the greatest confidence in these accomplished executives in their new roles. Our priorities for the integration are clear – retaining and attracting the best talent, building on the strong culture foundations of both companies, ensuring base business performance, and developing and delivering cost and growth synergies. We will keep you posted on our progress and integrations plans.

I know you may have questions regarding today’s news. For more information, please visit our JacobsConnect space, which has a list of “Frequently Asked Questions” that we will work to keep updated. I have also shared a video on JacobsConnect to provide additional details on the significant benefits for our company and stakeholders. As always, you may also contact your supervisor or HR representative.

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Our announcement today is likely to generate increased interest in Jacobs from the media and investors. A friendly reminder of our media policy, if you receive any media inquiries please forward them to Mendi Head at 214-920-8015. Investor or analyst inquiries should be referred to Jonathan Doros at 214-583-8596.

On behalf of our Board of Directors and leadership teams, I want to thank you all for your constant commitment to our clients and to Jacobs. I look forward to talking with you more about this combination and the bright future we have ahead.

Here’s to Our Jacobs,

Steve Demetriou

Chairman and CEO

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M Hill Companies, Ltd. (“CH2M”) by Jacobs Engineering Group Inc. (“Jacobs”) pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Basketball Merger Sub Inc. (“Merger Sub”), Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016, and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016 and in particular “Risk Factors” discussing thereunder, as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.